# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CREATIVE REALITIES, INC., CIK 0001356093
CUSIP: 22530J309
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 13100 MAGISTERIAL DRIVE, SUITE 102, LOUISVILLE, Kentucky (KY), 40223
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-25-000646
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 914,158; shared voting power 0; sole dispositive power 914,158; shared dispositive power 0; aggregate amount beneficially owned 914,158 (8.7% of the class)
  Comment: Percentage calculated based on 10,567,268 shares of Common Stock outstanding on April 10, 2026, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2025.

## Item 1. Issuer
Name of issuer: CREATIVE REALITIES, INC.
Address of issuer's principal executive offices: 13100 Magisterial Drive, Suite 100, Louisville, KY 40223

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 914,158
Percent of class: 8.7%
Sole power to vote or to direct the vote: 914,158
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 914,158
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting person (05/15/2026)